

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2014

<u>Via E-Mail</u>
Nand Khanna
President and Chief Executive Officer
Sonasoft Corp.
2150 Trade Zone Blvd, Suite 203
San Jose, CA 95131

  Re: Sonasoft Corp.
     Amendment No. 11 to Offering Statement on Form 1-A
     Filed July 7, 2014
     File No. 024-10327

Dear Mr. Khanna:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

<u>Part I - Notification</u>

<u>Security Ownership of Certain Beneficial Owners and Management, page 3</u>

1. We note that the ownership information in this section and on page 39 is as of February 20, 2014. Please update the information as of the most recent practicable date.

<u>Counsel to the Issuer with Respect to the Proposed Offering, page 4</u>

2. Please advise why Methven & Associates is not named in this section. In its letter dated July 1, 2014 accompanying your filing, it identifies itself as "counsel to Sonasoft Corp. with regard to this filing."

Unregistered Securities Issued or Sold within One Year, page 7

3.	Please update this item, as necessary, to disclose the issuance of any unregistered securities since qualification of the offering statement.

Part II Offering Circular

General

4.	Please update your financial statements pursuant to the guidance in Part F/S of Form 1-A and related disclosure throughout the offering circular. Also, please ensure that other disclosure throughout the offering circular is current. For example, revise Section 3(f) to disclose the number of your full-time employees as of a date more recent than August 6, 2012 and revise Section 3(h) to disclose the amount you expended on research and development in 2013 and the amount you expect to expend in 2014.

Property of the Issuer, page 23

5.	You disclose in this section that the lease for your executive offices expired on February 28, 2013. Please update the disclosure regarding your principal properties and any current lease agreements.

	If you have any questions regarding these comments, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his absence, me at (202) 551-3462. Should you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

	Sincerely,

	/s/ Mark P. Shuman

	Mark P. Shuman
	Branch Chief - Legal

cc:	Via E-mail
	Jamin P. Horn, Esq.
	Methven & Associates